Exhibit 12.1

NORANDA ALUMINUM HOLDING CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Three months ended June 30, 2011	Six months ended June 30, 2011
	$	$
Computation of earnings
Income before income taxes	71.4	128.9
Plus: fixed charges	6.0	12.2
Less: capitalized interest	(0.2)	(0.4)

Earnings	77.2	140.7

Computation of fixed charges
Interest expense, net	5.5	11.2
Capitalized interest	0.2	0.4
Interest portion of operating lease expense	0.3	0.6

Fixed charges	6.0	12.2

Ratio of earnings to fixed charges	12.9	11.5